K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

December 23, 2015

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Re:   Salient MF Trust (the “Trust”) — File Nos. 333-180225 and 811-22678

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of the Trust, we submit this letter in response to comments received by telephone on December 7, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 17 under the Securities Act of 1933, as amended, and Amendment No. 18 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 26, 2015, accession no. 0001193125-15-352971 (the “Amendment”). The Amendment relates to the registration of Class R6 shares of Salient MLP & Energy Infrastructure Fund II (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment and response relates to each class of shares of the Fund.

A. Fund Summary Comments

1.	Comment — In the “Shareholder fees” table on page 1 of the prospectus, consider deleting the phrase “as a % of purchase price” because no sales charges are imposed on sales of Class R6 shares.

Response — The Trust has made the requested change.

2.	Comment — In the “Expense Example” table, remove the column showing “kept” expenses. Item 3, Instruction 4(f) of Form N-1A only permits this disclosure if a fund charges a redemption fee.

Response — The Trust has made the requested change.

3.	Comment — In the “Principal Investment Strategies” section, there is disclosure indicating the fund may invest in debt securities of MLPs and Energy Infrastructure Companies. Please disclose the Fund’s credit quality and maturity policy regarding these investments.

Response — The Fund will add disclosure stating that any investment in such debt securities will be investment grade and not have maturity limits. However, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change will be reflected in the Fund’s annual update.

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4.	Comment — Please explain why the Trust deems it appropriate to include “affiliates” in the definition of “MLPs” in the Fund’s “Principal Investment Strategies.”

Response — Consistent with other Salient investment companies and the manner in which the Fund is managed, the term will be moved from the definition of MLPs to be included in the definition of Energy Infrastructure Companies. However, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change will be reflected in the Fund’s annual update.

5.	Comment — Please explain the basis for including companies that engage in “marketing” of energy products in the definition of “Energy Infrastructure Companies” included in the Fund’s “Principal Investment Strategies.”

Response — As a supplemental response, the industry-standard description is based on the definition in the Internal Revenue Code of 1986 of the types of activities that MLPs may undertake and identical definitional disclosure is widely used within the fund industry. The description covers a variety of activities, which include by way of example and not limitation companies that commonly may operate integrated production, generation, transportation and/or the physical distribution of products to local users, usually by truck, retail locations (gas stations) and wholesale refined fuels marketers who sell to industrial clients. The Trust believes that it is appropriate to include companies that engage in marketing of energy products in the definition of “Energy Infrastructure Companies.” Accordingly, no change is needed in response to the Comment.

6.	Comment — Please explain the basis for including companies that “provide energy-related services” in the definition of “Energy Infrastructure Companies” in the description of the Fund’s “Principal Investment Strategies.” Please include disclosure in the “Principal Investment Strategies” section regarding what is included in such services for the purposes of the Fund’s 80% investment requirement, and confirm that such services are consistent with investments in Energy Infrastructure Companies, generally.

Response — As a supplemental response, identical definitional disclosure is widely used within the fund industry, and may refer to a variety of activities. Energy-related services include by way of example and not limitation an array of oil-field services such as well and pipeline maintenance and repair. The Trust believes that it is appropriate to include companies that “provide energy-related services” in the definition of “Energy Infrastructure Companies.” Accordingly, no change is needed in response to the Comment.

7.	Comment — Please explain the basis for including companies that “that own and operate assets used in energy logistics” in the definition of “Midstream Energy Infrastructure Companies” included in the description of the Fund’s “Principal Investment Strategies.” Please confirm such logistics include marketing services, and whether this is consistent with the Fund’s 80% investment requirement.

Response — As a supplemental response, identical definitional disclosure is widely used within the fund industry. Energy logistics, as disclosed within the definition of “Midstream Energy Infrastructure Companies,” involve transporting, gathering, distributing and marketing energy, which are referred to as “midstream” activities. Midstream, as suggested by the meaning of the term, occurs between origination and end sale and, as clearly disclosed, is a part of the broader term Energy Infrastructure. Accordingly, no change is needed in response to the Comment.

8.	Comment — Pursuant to Item 4(a) of Form N-1A, please include in the “Principal Investment Strategies” section the following phrase from the “Concentration Risk” heading (page 2) under “Principal Investment Risks”: “the Fund concentrates its investments in the group of industries that comprise the energy infrastructure sector.”

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Response — The description of the “Principal Investment Strategies” of the Fund includes a policy that the Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in securities of MLPs and Energy Infrastructure Companies. Accordingly, the Trust believes that the Fund’s concentration policy is accurately reflected in the “Principal Investment Strategies.” Moreover, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change has not been made.

9.	Comment — The “High Portfolio Turnover Risk” section (page 3) indicates that the Fund may trade frequently. Please include this disclosure in the “Principal Investment Strategies” section.

Response — The Trust believes that the current description of Principal Investment Strategies accurately reflects the investment strategies of the Fund. Moreover, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change has not been made.

10.	Comment — The “Leverage Risk” section (page 3) indicates that the Fund may invest in derivative instruments. Please include this disclosure in the “Principal Investment Strategies” section and explain the Fund’s intended use of derivatives instruments.

Response — The Trust believes that the current description of Principal Investment Strategies accurately reflects the investment strategies of the Fund. Moreover, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change has not been made.

11.	Comment —Please move the following sentence to elsewhere in the prospectus: “Salient Capital is a wholly-owned subsidiary of Salient Partners, L.P. (“Salient”)” from the description of the Investment Manager included in the summary section of the prospectus as it is not permitted or required by Item 5 of Form N-1A.

Response — The Trust has made the requested change.

B. Fund Details Comments

12.	Comment — To the extent that comments are incorporated into the “Fund Summary” section, please make corresponding edits to the “Fund Details” section.

Response — To the extent necessary, the Trust has made corresponding changes.

13.	Comment — The “Principal Investment Strategies” section includes the following disclosure: “The Fund may engage in covered call writing” (page 7). Consider including such disclosure under this heading in the “Fund Summary” section as well.

Response — The Fund will add the disclosure to the Fund Summary section. However, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change will be reflected in the Fund’s annual update.

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14.	Comment — The following are included as “Principal Investment Risks of the Fund”: (1) ETNs (page 11); lower-rated debt securities, specifically “junk” bonds (page 12); and U.S. government securities (page 14). Please add corresponding disclosure regarding these investments to the “Principal Investment Strategies” section.

Response — The Trust believes that the current description of Principal Investment Strategies accurately reflects the investment strategies of the Fund. Moreover, the Amendment is in connection with the establishment of a new class of shares for an existing Fund and any modification to the existing description would create an inconsistent description of the principal investment strategies of the Fund between the prospectus for the new class and the prospectus for the existing classes. Accordingly, the requested change has not been made.

15.	Comment — Page 15 of the prospectus states that the Fund “may in the future rely on an order from the SEC.” Please clarify whether the Fund has already received this order. If not, please include the following disclosure: “There is no assurance that the SEC would grant the order.”

Response —The Advisor is under common control with an investment adviser that has such exemptive relief. Accordingly, no change is necessary.

16.	Comment — Please include the “Small Account” fee described on page 22 in the shareholder fee table in accordance with Item 3, Instruction 2(d) of Form N-1A.

Response — Inclusion of the requested disclosure in the Amendment would cause an inconsistency in the disclosure among the classes of the Fund. Accordingly, the requested change has not been made at this time. The Trust will consider the recommendation in connection with a future annual update for all funds in the Trust.

C. SAI Comments

17.	Comment — Please include in the description of the Nominating Committee a description of the Trust’s procedures for considering Independent Trustee nominations that are proposed by shareholders, as is required by Item 17(b)(2)(iv) of Form N-1A.

Response — The requested change has been made.

18.	Comment — Please disclose in the description of the Compliance Committee the number of times the Compliance Committee met during the last fiscal year, as is required of standing committees by Item 17(b)(2)(iii) of Form N-1A.

Response — The requested change has been made.

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3166.

Sincerely,

/s/ Richard F. Kerr
Richard F. Kerr